Filed by Prologium Holding Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Translational Development Acquisition Corp.

Commission File No.: 001-42451

Date: October 8, 2026

On October 8, 2026, ProLogium published the following press release:

ProLogium Unveils DCN, Opening a “Third State” Electrolyte Universe at Paris Motor Show

GEN4 battery introduces an electrolyte with a third lithium-ion transport mechanism, combining the advantages of liquid and solid electrolytes and expanding applications across vehicle segments with global automotive partners

•	ProLogium unveils its Dynamic Coordination Network (DCN), introducing a third lithium-ion transport mechanism beyond conventional liquid and solid electrolytes

•	ProLogium, FEV and OPmobility showcase automotive battery modules and prototypes spanning diverse vehicle platforms

•	From GWh-scale manufacturing footprint in Taiwan and the Dunkirk gigafactory in France to battery recycling, ProLogium advances an integrated approach to manufacturing and material circularity

TAIPEI, Taiwan, October 08, 2026 — ProLogium will unveil its next-generation Dynamic Coordination Network (DCN) electrolyte architecture at the 2026 Mondial de l’Auto Paris, introducing a third lithium-ion transport mechanism beyond conventional liquid and solid electrolytes.

ProLogium’s GEN4 technology incorporates its Superfluidized Inorganic Electrolyte (SFIE), which forms dynamic, short-range lithium-ion transport pathways through continuously changing local coordination structures. The architecture rethinks next-generation battery design from the fundamentals of electrolyte structure and ion-transport mechanisms.

At the Paris Motor Show, ProLogium will also showcase its collaboration with automotive partners including FEV and OPmobility, featuring battery modules, automotive battery prototypes and high-performance battery packs. Together, these applications demonstrate how battery technology can be adapted to diverse vehicle segments and performance requirements.

Beyond Liquid and Solid: A Third Mechanism for Lithium-Ion Transport

Conventional liquid electrolytes primarily rely on solvent-assisted lithium-ion diffusion, while solid electrolytes typically depend on lithium ions hopping through relatively rigid structures. ProLogium’s Superfluidized Inorganic Electrolyte (SFIE), by contrast, forms a Dynamic Coordination Network (DCN) that enables a third mechanism for lithium-ion transport.

At the core of the architecture are specially engineered ligands that establish a Dynamic Coordination Network (DCN), creating differentiated interactions between lithium ions and anions. These interactions more strongly constrain anions while increasing lithium-ion transference, reducing ion redistribution and concentration gradients during charging and discharging.

Lithium ions can rapidly transfer between continuously changing local coordination structures, creating dynamic, short-range transport pathways rather than relying on the rigid, fixed conduction pathways of conventional solid-state electrolytes. This enables efficient lithium-ion transport through a continuously adapting coordination network.

In addition, the non-Newtonian fluid characteristics of SFIE enable adaptive interfaces throughout battery operation, allowing the electrolyte to accommodate electrode surfaces and volume changes during cycling. Under applied stress, the material exhibits flow-like behavior, while returning to a solid state when the stress is released. This helps maintain intimate electrode-electrolyte contact while reducing interfacial resistance. The dynamic adaptability also reduces reliance on the high stack pressure typically associated with conventional solid-state batteries, providing greater flexibility for high-rate charging and discharging while supporting scalable battery manufacturing.

SFIE is designed to balance safety, ion transport, energy density, cost and manufacturing scalability. SGS-witnessed test results show that SFIE can achieve an ionic conductivity of up to 57 mS/cm at room temperature, together with a high lithium-ion transference number.

According to ProLogium’s internal testing, batteries based on SFIE have demonstrated a combination of fast charging, low-temperature performance and high power output, including charging from 5% to 80% in 6.4 minutes, more than 1,000 fast-charge cycles, retention of more than 90% capacity at -20°C, and discharge rates reaching 15C.

For safety, SFIE is combined with ProLogium’s Active Safety Mechanism (ASM). When the battery temperature reaches approximately 125°C, ASM can induce passivation of highly reactive electrode materials, reducing the potential for continued reactions and thereby interrupting the thermal runaway process. This further supports the use of high-energy electrode materials.

Partnering with Global Automotive Leaders to Advance Vehicle Systems Across Diverse Platforms

From mass-market passenger vehicles and SUVs to high-performance and luxury models, the electric vehicle market is becoming increasingly diverse. Different vehicle segments place varying priorities on cost, range, fast charging, power output, thermal management and safety, creating greater demand for flexibility in battery technology and system integration.

In cell technology and automotive validation, ProLogium is building on its nearly ten-year partnership with Mercedes-Benz. The two companies recently entered into a joint testing agreement, under which Mercedes-Benz has secured priority access to ProLogium’s latest Gen4 battery cells for testing and validation. The program includes extensive electrical, thermal and safety testing, with the results helping assess the technology’s suitability for potential use in future vehicles and further advancing next-generation battery technologies for mobility.

At the Paris Motor Show, ProLogium will showcase automotive applications developed with FEV and OPmobility, demonstrating how its battery technology extends from cells to modules and complete automotive systems to address the development requirements of different vehicle platforms.

FEV will build on its collaboration with ProLogium first showcased at CES 2026, presenting a next-generation EV battery module integrating ProLogium cells with FEV’s system integration expertise. The demonstration highlights the integration of cell and module technologies and advances the development of high-performance automotive battery systems.

Building on the memorandum of understanding signed at Battery Show Europe in June 2026, OPmobility will showcase an automotive battery pack prototype for diverse vehicle applications jointly developed by the two companies. The prototype will serve as a key focus of the collaboration over the coming year, supporting further technology development and validation.

Through these collaborations with global automotive partners, ProLogium is demonstrating an integrated path from battery cells to modules and vehicle systems, accelerating automotive electrification while deepening its engagement with Europe’s automotive ecosystem.

Extending Battery Innovation Across the Full Lifecycle

ProLogium is establishing GWh-scale manufacturing capabilities and is extending its battery technology beyond performance and mass production to include end-of-life recovery and reuse.

In Taiwan, ProLogium has established GWh-scale Taoke production lines. In France, construction of the Dunkirk gigafactory continues, with power infrastructure and grid-connection works progressing in parallel. ProLogium is also advancing European supplier qualification, technology localization and workforce development, building a localized ecosystem spanning R&D, manufacturing and the supply chain.

At the end of the battery lifecycle, ProLogium will also showcase its latest recycling process at the Paris Motor Show. Its modular battery design enables individual cells to be removed and replaced. GEN4’s cathode and anode electrode-layer materials can enter a closed-loop recycling pathway through third-party professional recyclers, while the ceramic separator and SFIE can be directly recovered and returned to the production line, with SFIE expected to achieve a recovery rate of 90%.

Unlike conventional approaches that focus primarily on recovering metal foils and cathode materials, ProLogium’s battery architecture supports both material circularity and the company’s broader commitment to sustainable battery development.

Vincent Yang, Founder and CEO of ProLogium, said:

“The electric vehicle market is evolving toward increasingly diverse vehicle types and applications, with different platforms requiring different combinations of cost, range, fast charging, power, safety and system integration. We believe the value of next-generation battery technology should not be measured by a single performance metric. It must balance performance, cost and manufacturability while maintaining intrinsic safety in order to meet the requirements of large-scale commercialization.

“From cell manufacturing and automotive applications to battery recycling, we are building technology and manufacturing capabilities that span the entire battery lifecycle. By working with our European industry partners, we are also deepening our localized supply-chain presence in Europe and contributing to a more resilient and sustainable electrification ecosystem.”

2026 Mondial de l’Auto Paris

Media Day: October 12, 2026

Show Dates: October 13–18, 2026

ProLogium Booth : Hall 7.1, C30

About ProLogium

Founded in 2006, ProLogium Group is an energy innovation company focused on the research, development and manufacturing of next-generation lithium ceramic batteries. The Company holds more than 1,200 patents and patent applications worldwide, including granted patents and pending applications. In 2013, ProLogium successfully commercialized its solid-state battery technology, initially for use in smartphone charging accessories. Since 2013, the Company has delivered more than 2.4 million battery cells to partners and customers, including batteries used in in-vehicle audio systems, as well as approximately 10,000 automotive battery samples.

In 2025, ProLogium introduced its Superfluidized Inorganic Next-Generation Lithium Ceramic Battery, integrating the respective advantages of solid-state and liquid battery technologies to redefine next-generation batteries with both scalable manufacturability and cost competitiveness. In 2026, the technology was once again recognized with a Gold Edison Award.

ProLogium has also built more than 13 years of manufacturing expertise and was among the first to successfully commercialize a high-efficiency roll-to-roll ceramic separator coating process. Its Taoke Gigafactory announced that it was the first commercial next-generation lithium ceramic battery gigafactory with a publicly demonstrated mass-production line, demonstrating that next-generation lithium ceramic batteries are no longer confined to the laboratory, but can be manufactured at scale as a commercially viable solution. ProLogium’s first GWh-scale gigafactory, the Taoke Gigafactory, is located in Taoyuan, Taiwan. In 2024, the Company established its first overseas R&D center in Paris-Saclay, France, providing customized technology support for the European market. Its second battery gigafactory, located in Dunkirk, France, held the groundbreaking ceremony for the first phase of construction in February 2026 and is now advancing through detailed design and construction. Upon completion of the first phase, the facility is designed to reach 4.0 GWh of annual designed production capacity, which is expected to be progressively achieved by 2030. The Dunkirk site has a maximum designed production capacity of up to 44.0 GWh and will work closely with ProLogium’s Paris-Saclay R&D center.

In May 2026, ProLogium entered into a definitive business combination agreement with Translational Development Acquisition Corp. (Nasdaq: TDAC) and has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. Under the current transaction structure, subject to completion of the business combination, receipt of applicable approvals and satisfaction of listing conditions, ProLogium is expected to list on Nasdaq under the proposed ticker symbol PRLG. For ProLogium, access to the U.S. public capital markets upon completion of the transaction represents more than a financing event; it is an important step in supporting the Company’s next phase of technology commercialization, global capacity expansion and industrial-scale development.

Media Contact

Sam

sam@prologium.com

About Translational Development Acquisition Corp.

Translational Development Acquisition Corp. (“TDAC”) is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TDAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location, and intends to focus on industries that complement its management team’s background and intends to capitalize on the ability of its management team to identify and acquire a business.

TDAC’s management team is led by Michael B. Hoffman, its chief executive officer and chairman of the board of directors, and Avanindra C. Das, chief financial officer. In addition, TDAC’s board includes E. Premkumar Reddy, Curtis T. Keith, Matthew A. Kestenbaum and Christopher Jarratt.

Important Information and Where to Find It

In connection with the business combination (the “Transaction”), ProLogium has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to ProLogium’s securities to be issued in connection with the Transaction and a proxy statement with respect to the shareholder meeting of TDAC to vote on the Transaction. This communication, including the investment described herein, does not contain all the information that should be considered concerning the Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, shareholders of TDAC, investors and other interested persons are advised to read CAREFULLY IN their ENTIRETY, the preliminary proxy statement / prospectus (including any amendments thereto), as well as other documents filed with the SEC, because these documents will contain important information about ProLogium, TDAC and the Transaction. After the registration statement is declared effective, the definitive proxy statement / prospectus to be included in the registration statement will be mailed to shareholders of TDAC as of a record date to be established for voting on the Transaction. The preliminary and definitive proxy statement / prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov or by directing a request to: info@translational-development.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to ProLogium and TDAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the anticipated use of proceeds from the investment described herein, projections of market opportunity, number of customers or users and market share, the capability of ProLogium’s technology, ProLogium’s business plans including its plans to expand globally, the sources and uses of proceeds from the Transaction, the anticipated enterprise value of the combined company following the consummation of the Transaction, any benefits of ProLogium’s partnerships, strategies or plans as they relate to the Transaction, anticipated benefits of the Transaction and expectations related to the terms and timing of the Transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on ProLogium and TDAC’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond ProLogium and TDAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for ProLogium or TDAC to predict these events or how they may affect ProLogium or TDAC. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the Transaction, which is expected to be filed by ProLogium with the SEC and other documents filed by ProLogium or TDAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither ProLogium nor TDAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could delay, impede or prevent the business combination or give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ProLogium or TDAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ProLogium and TDAC or of the parties to satisfy other conditions to closing; the level of redemptions by TDAC’s public shareholders; the ability to maintain the stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ProLogium or TDAC as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination; costs related to the business combination; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of ProLogium to execute its business model, including market acceptance of its planned products and services; the combined company’s ability to raise capital; future financial performance of the combined company following the business combination; the possibility that TDAC or the combined company may be adversely affected by other economic, business, and/or competitive factors; risks associated with ProLogium’s efforts to commercialize its products; ProLogium’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on ProLogium’s business; intellectual property-related claims against ProLogium or the combined company; ProLogium’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; ProLogium’s ability to source the raw materials for its products; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 filed by ProLogium with the SEC and those included under the heading “Risk Factors” in the final prospectus for TDAC’s initial public offering, filed pursuant to Rule 424b(4) on December 23, 2024, and its annual report on Form 10-K for year ended December 31, 2025 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither ProLogium nor TDAC presently knows or that ProLogium and TDAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ProLogium, TDAC, their respective directors, officers or employees or any other person that ProLogium and TDAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ProLogium and TDAC as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither ProLogium nor TDAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of ProLogium or TDAC as of any date subsequent to the date of this communication.

Participants in Solicitation

ProLogium and TDAC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of TDAC and their ownership is set forth in TDAC’s filings with the SEC, including TDAC’s final prospectus for its initial public offering, filed pursuant to Rule 424b(4) on December 23, 2024, its Form 10-K for the year ended December 31, 2025 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TDAC’s shareholders in connection with the Transaction is set forth in the registration statement containing the preliminary proxy statement/prospectus filed by ProLogium with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: info@translational-development.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of ProLogium or TDAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.